==============================================================================




                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                   -----------------------------------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                   -----------------------------------------

                          IMPERIAL PARKING CORPORATION
                                (NAME OF ISSUER)

                          COMMON STOCK, $0.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    453077109
                                 (CUSIP NUMBER)


                   -----------------------------------------

                             DAVID S. KLAFTER, ESQ.
                       GOTHAM PARTNERS MANAGEMENT CO., LLC
                              110 EAST 42ND STREET
                            NEW YORK, NEW YORK 10017
                                 (212) 286-0300

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                   -----------------------------------------

                                  MAY 15, 2001

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. | |

      Check the following box if a fee is being paid with the statement. | | (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

      Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

-------------------                                        ---------------------
CUSIP NO. 453077109           SCHEDULE 13D                    (PAGE 2 OF 10)
-------------------                                        ---------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON/
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Gotham Partners, L.P.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(D) OR 2(E)                                                   |_|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      NEW YORK
--------------------------------------------------------------------------------
   NUMBER OF      7   SOLE VOTING POWER
     SHARES           268,500
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  8   SHARED VOTING POWER

                 ---------------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER
                      268,500
                 ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      0
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      268,500
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      14.82%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------

*     See Instructions

-------------------                                        ---------------------
CUSIP NO. 453077109           SCHEDULE 13D                    (PAGE 3 OF 10)
-------------------                                        ---------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON/
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Gotham Partners III, L.P.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(D) OR 2(E)                                                   |_|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      NEW YORK
--------------------------------------------------------------------------------
   NUMBER OF      7   SOLE VOTING POWER
     SHARES           12,136
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  8   SHARED VOTING POWER

                 ---------------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER

                 ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      12,136
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      12,136
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      .67%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------

*     See Instructions

-------------------                                        ---------------------
CUSIP NO. 453077109           SCHEDULE 13D                    (PAGE 4 OF 10)
-------------------                                        ---------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON/
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Gotham International Advisors, L.L.C.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(D) OR 2(E)                                                   |_|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF      7   SOLE VOTING POWER
     SHARES           113,739
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  8   SHARED VOTING POWER
                      0
                 ---------------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER
                      113,739
                 ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      0
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      113,739
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.28%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      OO;IA
--------------------------------------------------------------------------------

*     See Instructions

-------------------                                        ---------------------
CUSIP NO. 453077109           SCHEDULE 13D                    (PAGE 5 OF 10)
-------------------                                        ---------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON/
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Gotham Holdings II, L.L.C.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(D) OR 2(E)                                                   |_|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF      7   SOLE VOTING POWER
     SHARES           23,898
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  8   SHARED VOTING POWER
                      0
                 ---------------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER
                      23,898
                 ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      0
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      23,898
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.32%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      OO;IA
--------------------------------------------------------------------------------

*     See Instructions

-------------------                                        ---------------------
CUSIP NO. 453077109           SCHEDULE 13D                    (PAGE 6 OF 10)
-------------------                                        ---------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON/
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Gotham Holdings Management, L.L.C.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(D) OR 2(E)                                                   |_|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF      7   SOLE VOTING POWER
     SHARES           61,470
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  8   SHARED VOTING POWER
                      0
                 ---------------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER
                      61,470
                 ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      0
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      61,470
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.39%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      OO;IA
--------------------------------------------------------------------------------

*     See Instructions

            This Amendment No. 3 (the "Amendment") amends and supplements the Statement on Schedule 13D, as previously amended (the "Prior Statement"), previously filed by Gotham Partners, L.P., a New York limited partnership ("Gotham"), Gotham Partners III, L.P., a New York limited partnership ("Gotham III"), Gotham Holdings Management, L.L.C., a Delaware limited liability company ("Gotham Management"), with respect to the holdings of Gotham Holdings I, L.L.C., a Delaware limited liability company ("Holdings I"), Gotham Holdings II, L.L.C., a Delaware limited liability company ("Holdings II") with respect to holdings of Gotham International Advisors, L.L.C., a Delaware limited liability company ("Gotham Advisors" together with Gotham, Gotham III, Gotham Management, Holdings II, the "Reporting Persons"), with respect to holdings of Gotham Partners International, Ltd. ("Gotham International"), a Cayman exempted company, relating to the beneficial ownership of shares of common stock, $0.01 par value ("Common Stock"), of Imperial Parking Corporation, a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Prior Statement.

            Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Prior Statement.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Item 3 of the Prior Statement is incorporated by reference herein and is hereby amended to add the following:

            During the period from the filing of the Prior Statement up to the date of this Statement, in a transaction that did not require the filing of an amendment to the Prior Statement, Gotham, Gotham III and Gotham Advisors (for the account of Gotham International) acquired shares of Common Stock for no consideration. The stock was contributed to such entities by Mr. William A. Ackman, who received the shares of Common Stock in his capacity as a member of the Board of Directors of the Company. Mr. Ackman contributed 537 shares of Common Stock to Gotham, 14 shares of Common Stock to Gotham III and 165 shares of Common Stock to Gotham International.

            On May 22, 2001, Gotham Management purchased 5,300 shares of Common Stock for the account of Holdings I for a gross purchase price of $114,215. All of the funds required for this purchase were obtained from the general funds of Holdings I.

ITEM 4.  PURPOSE OF TRANSACTION

            Item 4 is hereby amended to add the following:

            (a)-(j) At a meeting on May 15, 2001 between certain representatives First Union Real Estate Equity and Mortgage Investments, an Ohio business trust ("First Union"), and certain representatives of Gotham delivered a proposal letter (the "Proposal Letter) (a copy of which is attached as an exhibit hereto and incorporated herein by reference) proposing certain transactions between certain of the Reporting Persons and First Union (the "Proposed Transaction"). Among other things, the Proposed Transaction contemplates the acquisition by First Union of certain businesses and assets, including the Common Stock, controlled by the Reporting Persons and/or their affiliates in exchange for newly issued equity of the First Union or a newly formed entity that will be the successor of First Union.

            In connection with their proposal, the Reporting Persons hope to enter into discussions (with a view toward entering into definitive binding agreements) with the board of directors, management and certain existing stockholders of the First Union regarding the Proposed Transaction or alternative transactions between or among such persons, including disposition or combination transactions between First Union and certain of the Reporting Persons or their affiliates and/or certain assets of such persons (including the Common Stock).

            The Reporting Persons have filed this Amendment to reflect the proposal as to the Proposed Transaction as it relates to the Common Stock. If the Proposed Transaction is consummated, among other matters, the Reporting Persons may transfer their Common Stock to First Union and/or its successor or affiliates.

            In light of the preliminary nature of the Proposed Transaction, there can be no assurance that certain of the Reporting Persons will continue to pursue the Proposed Transaction or that the Proposed Transaction or any alternative transaction which includes the Common Stock will be acceptable to First Union or as to the terms of any transaction that may be entered into by First Union, such Reporting Persons or any of their respective affiliates.

            In addition, each of the Reporting Persons intend to review its holdings on an on-going basis. In that connection, and depending upon, among other things, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of the Company and its businesses, general economic, market and industry conditions, and the Reporting Persons' overall investment portfolio, strategic objectives and financial condition, the Reporting Persons may from time to time consider a number of alternative transactions and/or possible strategies for enhancing the value of their investment in the company, or other extraordinary matters relating to the Company, including, among other things: continued ownership of shares of Common Stock beneficially owned by the Reporting Persons; acquiring additional securities of the Company in the open market, in privately negotiated transactions or otherwise; effecting hedging transactions, a structured financing or monetization using shares of Common Stock beneficially owned by the Reporting Persons; facilitating hedging transactions, a structured financing or monetization of shares of Common Stock beneficially owned by other stockholders of the Company for the purpose of transferring the economic and voting rights to the Reporting Persons; structuring a loan or loans secured by some or all of the shares of Common Stock beneficially owned by the Reporting Persons; or proposing or effecting any other transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D. Such review, and the considerations noted above, may lead to the taking of any of the actions set forth above or may lead the Reporting Persons to consider other alternatives.

            Moreover, there can be no assurance that the Reporting Persons will or will not develop any alternative plans or proposals with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of their Common Stock, or as to the timing of any such matters should they be so pursued by the Reporting Persons. The Reporting Persons reserve the right, at any time and in each Reporting Person's sole discretion, to take or refrain from taking any of the actions described above (including, without limitation, the Proposed Transaction).

            Except as set forth above, the Reporting Persons have no present plans or intentions that would result in any of the matters required to be set forth in items (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

            Item 5 of the Prior Statement is incorporated by reference herein and is hereby amended to add the following:

            (a)-(b) Gotham beneficially owns 268,500 shares of Common Stock as of the date of this Statement, with respect to which it has sole voting and dispositive power. In the aggregate such beneficial ownership represents approximately 14.82% of the outstanding shares of Common Stock of the Company.

            Gotham III beneficially owns 12,136 shares of Common Stock, as of the date of this Statement, with respect to which it has sole voting and dispositive power. Such beneficial holdings represent an aggregate of approximately 0.67% of the outstanding shares of Common Stock of the Company.

            Gotham Advisors serves as the investment manager with sole voting and dispositive power for the shares of Common Stock held for the account of Gotham International. Consequently, Gotham Advisors may be deemed to beneficially own 113,739 shares of Common Stock, as of the date of this Statement. Such beneficial holdings represent an aggregate of approximately 6.28% of the outstanding shares of Common Stock of the Company.

            Gotham Management serves as the investment manager with sole voting and dispositive power for the shares of Common Stock held for the account of Holdings I. Consequently, Gotham Management may be deemed to beneficially own 61,470 shares of Common Stock, as of the date of this Statement. Such beneficial holdings represent an aggregate of approximately 3.39% of the outstanding shares of Common Stock of the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERTANDINGS OR RELATIONSHIPS WITH REPSCTS TO SECURITIES OF THE ISSUER

            Item 4 of this Statement, as amended hereby, is incorporated into this Item 6 by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

99.1 Proposal Letter from Gotham Partners, L.P. to the Special Committee of the Board of Directors of First Union Real Estate Equity and Mortgage Investments.

            After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

May 22, 2001

                                    GOTHAM PARTNERS, L.P.


                                    By:  Section H Partners, L.P.,
                                    its general partner

                                    By:  Karenina Corporation,
                                    a general partner of Section H
                                    Partners, L.P.


                                    By: /s/ William A. Ackman
                                    ------------------------------------
                                    William A. Ackman
                                    President

                                    GOTHAM PARTNERS III, L.P.


                                    By:  Section H Partners, L.P.,
                                    its general partner

                                    By:  Karenina Corporation,
                                    a general partner of Section H
                                    Partners, L.P.


                                    By: /s/ William A. Ackman
                                    ------------------------------------
                                    William A. Ackman
                                    President


                                    GOTHAM INTERNATIONAL
                                    ADVISORS, L.L.C.


                                    By: /s/ William A. Ackman
                                    ------------------------------------
                                    William A. Ackman
                                    Senior Managing Member

                                    GOTHAM HOLDINGS I, L.L.C.


                                    By:   Gotham Holdings Management LLC,
                                    the Manager


                                    By: /s/ William A. Ackman
                                    ------------------------------------
                                    William A. Ackman
                                    Senior Managing Member



                                    GOTHAM HOLDINGS II, L.L.C.


                                    By:   Gotham Holdings Management LLC,
                                    the Manager


                                    By: /s/ William A. Ackman
                                    ------------------------------------
                                    William A. Ackman
                                    Senior Managing Member